SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934





[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the Fiscal Year Ended December 31, 1995


[   ]  TRANSITION REPORT, PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]



                          Commission file number 1-4654



     Full title of Plan: WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN


Name of issuer of the securities held pursuant to the plan and the address of its principal office:


                                WITCO CORPORATION
                                ONE AMERICAN LANE
                        GREENWICH, CONNECTICUT 06831-2559

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Witco Corporation Employee Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                              WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN




Date:  June 28, 1996            By  /s/ Michael D. Fullwood
                                    ----------------------------------
                                    Michael D. Fullwood
                                    Executive Vice President and Chief Financial
                                    Officer of Witco Corporation and
                                    Administrator of the Witco Corporation
                                    Employee Retirement Savings Plan

              Witco Corporation Employee Retirement Savings Plan

                 Financial Statements And Supplemental Schedules

                     Years Ended December 31, 1995 and 1994




                                    Contents
Report of Independent Auditors............................................................................................   F-1

Financial Statements

Statements of Assets Available for Benefits, with Fund Information (Modified Cash Basis)
   as of December 31, 1995 and 1994.......................................................................................   F-2
Statements of Changes in Assets Available for Benefits, with Fund Information
   (Modified Cash Basis) for the Years Ended December 31, 1995 and 1994...................................................   F-3
Notes to Financial Statements.............................................................................................  F-11

Supplemental Schedules

Schedule of Assets Held for Investment Purposes...........................................................................  F-17
Schedule of Reportable Transactions.......................................................................................  F-18

                         Report of Independent Auditors


Management Committee of Witco Corporation
Witco Corporation

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP


June 24, 1996

               Witco Corporation Employee Retirement Savings Plan

                  Statements of Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                                                                                                December 31
                                                                                           1995                1994
                                                                                       ------------        ------------
Assets:
Group Annuity Contract (Notes 2 and 4):
   NY Life Ins. Co. GA# 06022                                                          $       --         $  17,143,437
Witco Common Stock Fund                                                                  12,938,708          10,238,042


Mutual Funds (Notes 2 and 4):
   Blended Income Fund                                                                   64,484,308          51,598,910

   Fidelity Magellan Fund                                                                22,752,970          13,068,605

   Fidelity Asset Manager Fund                                                           12,354,038          10,655,972

   Fidelity ShortBIntermediate Government Fund                                                 --             5,922,354

   Fidelity International Growth and Income Fund                                          5,335,672           5,052,501

   Fidelity Equity Income Fund                                                            8,811,794           4,601,805

   Fidelity Asset Manager: Growth Fund                                                    3,855,765           4,358,553

   Fidelity Growth Company Fund                                                           6,081,371           2,725,544

   Fidelity Asset Manager: Income Fund                                                    1,819,903           1,487,932

   Fidelity Institutional Short-Intermediate Government Fund                              6,816,871                --

Participant Loans Receivable                                                              3,354,218           2,653,086
                                                                                       ------------        ------------
Assets available for benefits                                                          $148,605,618        $129,506,741
                                                                                       ============        ============


See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1995

                                                               Group
                                                              Annuity
                                                              Contract:
                                                              New York            Witco                                  Fidelity
                                                            Life Ins. Co.         Common             Blended             Magellan
                                                              GA# 06022         Stock Fund         Income Fund             Fund
                                                             -----------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                              $      --          $  1,823,755          $     --          $  3,392,926
    Realized                                                       --               638,147                --               440,131
  Interest                                                         --                  --             4,204,460                --
  Dividends                                                        --                  --                  --             1,290,511
                                                            -----------------------------------------------------------------------
                                                                   --             2,461,902           4,204,460           5,123,568
                                                            -----------------------------------------------------------------------

Contributions
  Participants                                                     --             1,771,835           3,320,227           2,220,699
  Employer                                                         --               565,342           1,185,414             695,597
                                                            -----------------------------------------------------------------------
                                                                   --             2,337,177           4,505,641           2,916,296
                                                            -----------------------------------------------------------------------

Loan repayments (interest and  principal)                            12             207,371             484,956             304,211
Other                                                              --                 2,238                --                10,143
                                                            -----------------------------------------------------------------------
Total additions                                                      12           5,008,688           9,195,057           8,354,218
                                                            -----------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                                   (43,966)         (1,148,693)         (9,298,795)         (1,388,027)
  Administrative expenses                                          --                (5,250)           (187,455)            (10,068)
  Loan withdrawals                                                 --              (300,142)           (884,839)           (345,507)
  Other                                                             (12)               --              (107,023)               --
                                                            -----------------------------------------------------------------------
Total deductions                                                (43,978)         (1,454,085)        (10,478,112)         (1,743,602)
                                                            -----------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                                           (43,966)          3,554,603          (1,283,055)          6,610,616
Interfund transfers                                         (17,099,471)           (853,937)         14,168,453           3,073,749
                                                            -----------------------------------------------------------------------

Net increase (decrease)                                     (17,143,437)          2,700,666          12,885,398           9,684,365
Assets available for benefits at
  beginning of year                                          17,143,437          10,238,042          51,598,910          13,068,605
                                                            -----------------------------------------------------------------------

Assets available for benefits at end
  of year                                                   $      --          $ 12,938,708        $ 64,484,308        $ 22,752,970
                                                            =======================================================================

See notes to financial statements.

                    Fidelity                                       Fidelity
   Fidelity          Short-         Fidelity      Fidelity          Asset
     Asset        Intermediate    International    Equity          Manager:
    Manager        Government      Growth and      Income           Growth
     Fund            Fund         Income Fund       Fund             Fund
- ----------------------------------------------------------------------------



$ 1,580,649       $ 344,146       $ 428,289      $1,195,911      $  630,723
    (19,456)       (101,407)         (5,422)         67,373          40,323
       --              --              --              --              --
    353,720         323,579         172,478         451,312          57,256
- ---------------------------------------------------------------------------
  1,914,913         566,318         595,345       1,714,596         728,302
- ---------------------------------------------------------------------------


  1,492,836         612,607         725,193         654,003         331,576
    521,274         243,904         238,926         174,061          98,171
- ---------------------------------------------------------------------------
  2,014,110         856,511         964,119         828,064         429,747
- ---------------------------------------------------------------------------


    136,418          48,671          62,655          84,178          36,627
       --              --              --              --              --
- ---------------------------------------------------------------------------
  4,065,441       1,471,500       1,622,119       2,626,838       1,194,676
- ---------------------------------------------------------------------------


   (806,978)       (532,875)       (504,775)       (617,723)       (385,188)
    (11,177)         (4,824)         (1,210)         (5,918)         (2,230)
   (160,251)        (97,470)        (63,682)        (76,914)        (67,222)
     (1,846)           (471)         (1,476)         (2,040)           (941)
- ---------------------------------------------------------------------------
   (980,252)       (635,640)       (571,143)       (702,595)       (455,581)
- ---------------------------------------------------------------------------


  3,085,189         835,860       1,050,976       1,924,243         739,095
 (1,387,123)     (6,758,214)       (767,805)      2,285,746      (1,241,883)
- ---------------------------------------------------------------------------

  1,698,066      (5,922,354)        283,171       4,209,989        (502,788)

 10,655,972       5,922,354       5,052,501       4,601,805       4,358,553
- ---------------------------------------------------------------------------


$12,354,038      $     --       $  5,335,672    $  8,811,794    $  3,855,765
===========================================================================

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1995


                                                                                                                      Fidelity
                                                                                                                    Institutional
                                                                                             Fidelity Asset             Short-
                                                                           Fidelity             Manager:            Intermediate
                                                                            Growth               Income              Government
                                                                          Company Fund            Fund                  Fund
                                                                          -----------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                                            $   874,044          $   159,899           $   48,151
    Realized                                                                  113,756                7,434                  819
  Interest                                                                       --                   --                 98,543
  Dividends                                                                   271,278               76,697               59,620
                                                                          -----------------------------------------------------
                                                                            1,259,078              244,030              207,133
                                                                          -----------------------------------------------------

Contributions
  Participants                                                                383,787              118,296              174,334
  Employer                                                                    108,912               19,619               58,645
                                                                          -----------------------------------------------------
                                                                              492,699              137,915              232,979
                                                                          -----------------------------------------------------

Loan repayments (interest and principal)                                       44,656                8,230               27,321
Other                                                                            --                   --                   --
                                                                          -----------------------------------------------------
Total additions                                                             1,796,433              390,175              467,433
                                                                          -----------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                                                (409,846)            (104,408)            (126,840)
  Administrative expenses                                                        (761)              (1,497)                (332)
  Loan withdrawals                                                            (57,751)              (8,721)             (19,701)
  Other                                                                          --                   --                   --
                                                                          -----------------------------------------------------
Total deductions                                                             (468,358)            (114,626)            (146,873)
                                                                          -----------------------------------------------------

Net increase (decrease) prior to interfund transfers                        1,328,075              275,549              320,560
Interfund transfers                                                         2,027,752               56,422            6,496,311
                                                                          -----------------------------------------------------

Net increase (decrease)                                                     3,355,827              331,971            6,816,871
Assets available for benefits at beginning of year                          2,725,544            1,487,932                 --
                                                                          -----------------------------------------------------

Assets available for benefits at end of year                              $ 6,081,371          $ 1,819,903          $ 6,816,871
                                                                          =====================================================


See notes to financial statements.




   Participant
      Loans           Total
- ------------------------------



   $     --        $10,478,493
         --          1,181,698
         --          4,303,003
         --          3,056,451
- ------------------------------
         --         19,019,645
- ------------------------------


         --         11,805,393
         --          3,909,865
- ------------------------------
         --         15,715,258
- ------------------------------

   (1,167,539)         277,767
           40           12,421
- ------------------------------
   (1,167,499)      35,025,091
- ------------------------------


     (213,569)     (15,581,683)
         --           (230,722)
    2,082,200             --
         --           (113,809)
- ------------------------------
    1,868,631      (15,926,214)
- ------------------------------

      701,132       19,098,877
         --               --
- ------------------------------

      701,132       19,098,877
    2,653,086      129,506,741
- ------------------------------

$   3,354,218    $ 148,605,618
==============================

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1994

                                                                Group             Group
                                                               Annuity           Annuity
                                                              Contract:         Contracts
                                                              New York          (Including             Witco               Witco
                                                            Life Ins. Co.        Overnight             Stock              Common
                                                              GA# 06022           Contract)             Fund            Stock Fund
                                                            -----------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                              $      --           $      --           $      --          $ (3,246,733)
    Realized                                                       --                  --                33,354             925,164
  Interest                                                    1,460,748               4,270                --                75,309
  Dividends                                                        --                  --                  --                  --
                                                            -----------------------------------------------------------------------
                                                              1,460,748               4,270              33,354          (2,246,260)
                                                            -----------------------------------------------------------------------

Contributions
  Participants                                                     --                  --                  --             1,704,729
  Employer                                                         --                  --                  --               678,831
                                                            -----------------------------------------------------------------------
                                                                   --                  --                  --             2,383,560
                                                            -----------------------------------------------------------------------

Transfer from predecessor plan                                     --                  --                  --                  --
Loan repayments (interest and
  principal)                                                        184                --                  --               118,215
Other                                                            19,572                --                 4,222                 324
                                                            -----------------------------------------------------------------------
Total additions                                               1,480,504               4,270              37,576             255,839
                                                            -----------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                                (1,649,158)           (970,671)           (157,171)           (707,917)
  Administrative expenses                                        (8,996)               --                  --                (3,759)
  Loan withdrawals                                             (297,137)               --                  --              (323,180)
  Other                                                            --                (4,226)               --                  --
                                                            -----------------------------------------------------------------------
Total deductions                                            (1,955,291)            (974,897)           (157,171)         (1,034,856)
                                                            -----------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                                          (474,787)           (970,627)           (119,595)           (779,017)
Interfund transfers                                          17,618,224         (35,531,787)         (9,561,289)         11,017,059
                                                            -----------------------------------------------------------------------


Net increase (decrease)                                      17,143,437         (36,502,414)         (9,680,884)         10,238,042
Assets available for benefits at
  beginning of year                                                --            36,502,414           9,680,884                --
                                                            -----------------------------------------------------------------------

Assets available for benefits at end
  of year                                                   $17,143,437        $       --          $       --          $ 10,238,042
                                                            =======================================================================

See notes to financial statements

                                                      Fidelity          Fidelity
                                     Fidelity           Short-        International        Fidelity      Fidelity Asset
   Blended          Fidelity           Asset         Intermediate       Growth and          Equity           Manager:
   Income           Magellan          Manager         Government          Income           Income            Growth
    Fund              Fund             Fund              Fund              Fund              Fund             Fund
- -----------------------------------------------------------------------------------------------------------------------



$      --        $   (582,720)     $   (873,726)     $   (344,145)     $   (288,545)     $   (276,557)     $   (281,212)
       --             (74,645)         (201,242)         (131,575)          (20,613)          (66,296)             (540)
  3,022,529              --                --                --                --                --                --
       --             462,197           403,654           371,534           155,119           378,566           117,762
- -----------------------------------------------------------------------------------------------------------------------
  3,022,529          (195,168)         (671,314)         (104,186)         (154,039)           35,713          (163,990)
- -----------------------------------------------------------------------------------------------------------------------


  3,302,445         1,628,587         1,712,351           903,426           758,235           273,482           229,770
  1,493,850           669,535           708,757           400,926           309,136           105,008            70,043
- -----------------------------------------------------------------------------------------------------------------------
  4,796,295         2,298,122         2,421,108         1,304,352         1,067,371           378,490           299,813
- -----------------------------------------------------------------------------------------------------------------------

 25,227,374              --                --             794,938              --           2,891,030              --

    252,303           123,241            59,495            30,827            31,053            54,192            28,913
       --                --                --               8,811                45              --                --
- -----------------------------------------------------------------------------------------------------------------------
 33,298,501         2,226,195         1,809,289         2,034,742           944,430         3,359,425           164,736
- -----------------------------------------------------------------------------------------------------------------------


 (6,345,775)         (631,664)         (937,043)         (535,460)         (237,878)         (238,196)         (180,188)
   (176,417)           (5,053)           (5,711)           (3,670)           (1,330)           (1,511)           (1,462)
   (921,379)         (291,315)         (217,206)         (106,583)         (159,144)          (81,728)          (89,091)
    (63,803)           (6,601)              (70)             --                --             (24,903)              (44)
- -----------------------------------------------------------------------------------------------------------------------
 (7,507,374)         (934,633)       (1,160,030)         (645,713)         (398,352)         (346,338)         (270,785)
- -----------------------------------------------------------------------------------------------------------------------


 25,791,127         1,291,562           649,259         1,389,029           546,078         3,013,087          (106,049)
 25,807,783        11,777,043        10,006,713         4,533,325         4,506,423         1,588,718         4,464,602
- -----------------------------------------------------------------------------------------------------------------------


 51,598,910        13,068,605        10,655,972         5,922,354         5,052,501         4,601,805         4,358,553

       --                --                --                --                --                --                --
- -----------------------------------------------------------------------------------------------------------------------


$51,598,910      $ 13,068,605      $ 10,655,972      $  5,922,354      $  5,052,501      $  4,601,805      $  4,358,553
=======================================================================================================================

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1994


                                                                                Fidelity
                                                             Fidelity             Asset
                                                              Growth             Manager:           Guaranteed          Dreyfus
                                                              Company             Income            Investment           Liquid
                                                               Fund                Fund             Fund Trust         Assets, Inc.
                                                        ---------------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                              $   (88,249)        $   (50,547)       $       --          $       --
    Realized                                                     (3,109)             (2,186)               --                  --
  Interest                                                         --                  --                  --                  --
  Dividends                                                      98,736              59,918               4,389                --
                                                        ---------------------------------------------------------------------------
                                                                  7,378               7,185               4,389                --
                                                        ---------------------------------------------------------------------------

Contributions
  Participants                                                  123,530              32,985                --                  --
  Employer                                                       44,496              12,045                --                  --
                                                        ---------------------------------------------------------------------------
                                                                168,026              45,030                --                  --
                                                        ---------------------------------------------------------------------------

Transfer from predecessor plan                                     --                  --                  --                  --
Loan repayments (interest and
  principal)                                                      9,926               5,226                --                  --
Other                                                              --                  --                  --                  --
                                                        ---------------------------------------------------------------------------
Total additions                                                 185,330              57,441               4,389                --
                                                        ---------------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                                  (123,702)           (201,331)           (359,528)           (432,453)
  Administrative expenses                                          (357)               (565)               --                  --
  Loan withdrawals                                              (63,337)            (10,700)               --                  --
  Other                                                             (68)               --                (9,821)            (46,022)
                                                        ---------------------------------------------------------------------------
Total deductions                                               (187,464)           (212,596)           (369,349)           (478,475)
                                                        ---------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                                            (2,134)           (155,155)           (364,960)           (478,475)
Interfund transfers                                           2,727,678           1,643,087         (15,171,970)        (11,277,787)
                                                        ---------------------------------------------------------------------------


Net increase (decrease)                                       2,725,544           1,487,932         (15,536,930)        (11,756,262)
Assets available for benefits at
  beginning of year                                                --                  --            15,536,930          11,756,262
                                                        ---------------------------------------------------------------------------

Assets available for benefits at
  end of  year                                              $ 2,725,544         $ 1,487,932        $       --          $       --
                                                        ===========================================================================

See notes to financial statements.

                                    Dreyfus             Dreyfus
                      Dreyfus        Short-              Global
                      Growth      Intermediate         Investing
    Dreyfus         Opportunity    Government            Fund,      Participant
   Fund, Inc.       Fund, Inc.     Fund, Inc.             Inc.         Loans             Total
- ---------------------------------------------------------------------------------------------------



$      49,297    $     884,865    $      94,454    $    (376,983)   $        --      $  (5,380,801)
      (49,297)        (884,865)         (94,454)         376,983             --           (193,321)
         --               --               --               --               --          4,562,856
         --               --               --               --               --          2,051,875
- --------------------------------------------------------------------------------------------------
         --               --               --               --               --          1,040,609
- --------------------------------------------------------------------------------------------------


         --               --               --               --               --         10,669,540
         --               --               --               --               --          4,492,627
- --------------------------------------------------------------------------------------------------
         --               --               --               --               --         15,162,167
- --------------------------------------------------------------------------------------------------

         --               --               --               --            737,632       29,650,974

         --               --               --               --           (584,904)         128,671
         --               --               --               --               --             32,974
- --------------------------------------------------------------------------------------------------
         --               --               --               --            152,728       46,015,395
- --------------------------------------------------------------------------------------------------


     (152,053)         (73,245)         (87,242)         (53,178)         (60,442)     (14,134,295)
         --               --               --               --               --           (208,831)
         --               --               --               --          2,560,800             --
       (1,748)          (3,232)          (4,052)            (921)            --           (165,511)
- --------------------------------------------------------------------------------------------------
     (153,801)         (76,477)         (91,294)         (54,099)       2,500,358      (14,508,637)
- --------------------------------------------------------------------------------------------------


     (153,801)         (76,477)         (91,294)         (54,099)       2,653,086       31,506,758
   (8,871,255)      (5,979,297)      (5,956,499)      (3,340,771)            --               --
- --------------------------------------------------------------------------------------------------


   (9,025,056)      (6,055,774)      (6,047,793)      (3,394,870)       2,653,086       31,506,758

    9,025,056        6,055,774        6,047,793        3,394,870             --         97,999,983
- --------------------------------------------------------------------------------------------------


$        --      $        --      $        --      $        --      $   2,653,086    $ 129,506,741
==================================================================================================

               Witco Corporation Employee Retirement Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1995 and 1994



1. Significant Accounting Policies

Accounting Basis

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

Investment Valuation

Investments are stated at fair or contract value. The group annuity contract and fully benefit responsive guaranteed investment contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate less withdrawals. Fair value of the other investments is determined by quoted market prices on an active market or redemption values, which approximates market value.

Gains/(Losses)

The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the average cost of investments sold.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

2. Description of the Plan

The Witco Corporation Employee Retirement Savings Plan ("Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or "Company") in following a systematic savings program. Effective January 1, 1994, the Company amended the Plan to incorporate changes in investment options, administrative procedures, and provision enhancements. The investment options, trustee and record keeping responsibilities of the Plan were transferred to Fidelity Investments. The Plan provision enhancements include an employee loan provision, the removal of certain restrictions on withdrawals of employee and company matched funds, the allowance of daily transactions for all of the funds, adoption of the unitization for the Witco Common Stock Fund and certain administrative changes resulting from the conversion to Fidelity Investments.

               Witco Corporation Employee Retirement Savings Plan

2. Description of the Plan (continued)

An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. During the period from January 1, 1994 to September 30, 1995, eligible employees could make a basic contribution under the Plan in amounts up to 3% of their base salary with Witco making monthly contributions in an amount equal to 100% of these basic employee contributions except for certain bargaining employees whose participation is based upon terms of their respective collective bargaining agreement. In addition, employees may elect to make voluntary supplemental contributions of 1% to 12% of their base salary except for certain bargaining employees who are limited to 7%. Witco does not make contributions with respect to any portion of the voluntary supplemental contributions. Effective October 1, 1995, the Company amended the Plan to change the Company's matching contribution to 50% of the basic employee contributions up to 6% of their base salary. In addition, employees may elect to make voluntary contributions of 1% to 9% of their base salary. The respective amendments do not impact certain bargaining employees as the terms of their collective bargaining agreement has not changed.

Effective December 31, 1993, the Sherex Chemical Company, Inc. Employee Thrift Plan ("Sherex") was merged into the Plan. The assets of the Sherex plan totaling $29,650,974 were transferred to Fidelity Investments and invested in similar funds managed by Fidelity Investments in early 1994. The Sherex participants became subject to the provisions of the Plan as of the effective date for all future contributions.

The Plan permits pre-tax and after-tax contributions by participants. Certain bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after tax contributions, including Company matching contributions, to be invested in one or more of ten funds, excluding the Group Annuity Contract. The ten funds include a Witco Common Stock Fund, and various diversified bond and equity funds as described below.

     Group Annuity Contract: New York Life Insurance Company - represents an investment in the New York Life Insurance Company Group Annuity Contract, which matured January 3, 1995. These funds were transferred to the Blended Income Fund on January 4, 1995.

     Witco Common Stock Fund - are investments primarily in Witco company stock, and a portion in money market instruments for liquidity.

     Blended Income Fund - seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality short- and long-term investment contracts issued by insurance companies (GICs) and banks (BICs), "synthetics" and a short-term money market position to provide liquidity.

               Witco Corporation Employee Retirement Savings Plan

2. Description of the Plan (continued)

     Fidelity Magellan Fund - is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies.

     Fidelity Asset Manager - is an asset allocation fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign equities, bonds and short-term instruments.

     Fidelity Short-Intermediate Government Fund - is an income fund. It seeks as high a level of current income as is consistent with preservation of principal by investing in U.S. government securities. These funds were transferred into the Fidelity Institutional Short-Intermediate Government Fund in 1995.

     Fidelity International Growth and Income Fund - seeks capital growth and current income, by investing principally in foreign equity securities.

     Fidelity Equity Income Fund - is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The Fund tries to achieve a yield that exceeds the composite yield of the S&P 500.

     Fidelity Asset Manager: Growth Fund - is an asset allocation fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds, and short-term instruments.

     Fidelity Growth Company Fund - is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

     Fidelity Asset Manager: Income Fund - is an asset allocation fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds, and short-term instruments.

     Fidelity Institutional Short-Intermediate Government Fund - is an income fund. It seeks a high level of current income consistent with preservation of principal by investing exclusively in U.S. government securities.

Prior to transferring participant accounts to Fidelity, the Plan permitted contributions in the following funds:

     Group Annuity Contracts -- After-tax contributions were invested in group annuity contracts in which payments of principal and interest at a fixed rate are guaranteed by the issuer of each investment contract for a specified period. For group annuity contracts expiring after January 1, 1993, the participants were allowed to transfer their investment to any of the other funds available. Effective January 1, 1993, a Guaranteed Investment Fund Trust (GIFT) replaced the expired group annuity contracts as an investment option for both pre-tax and after-tax contributions. On December 31, 1993, the Metropolitan Life Group Annuity Contract totaling $17,580,530 expired and the assets were temporarily held in an overnight contract until they could be allocated to the participant's choice of funds on January 3, 1994.

               Witco Corporation Employee Retirement Savings Plan

2. Description of the Plan (continued)

     Witco Stock Fund-- Contributions are invested solely in Witco Corporation Common Stock.

     Guaranteed Investment Fund Trust (GIFT) -- is a collective investment fund with a primary objective of high current income and stability of principal. The fund invests primarily in guaranteed investment contracts. The trustee and portfolio manager of the GIFT is LaSalle National Trust.

     Dreyfus Liquid Assets, Inc.-- is a diversified open-end money market mutual fund managed by Dreyfus. The fund's objective is to provide as high a level of current income as is consistent with the preservation of capital. The fund invests in money market instruments including U.S. Government securities, time deposits, certificates of deposit, banker's acceptances and other short-term corporate obligations.

     Dreyfus Fund, Inc.-- is a diversified, open-end mutual fund with a primary objective of long term capital appreciation consistent with preservation of capital. The fund invests primarily in common stocks.

     Dreyfus Growth Opportunity Fund, Inc. -- is a diversified open-end mutual fund that seeks long-term capital growth by investing principally in common stocks of domestic issuers and securities of foreign companies and governments.

     Dreyfus Short-Intermediate Government Fund, Inc. -- is a fund that offers as high a level of income as is consistent with the preservation of capital. The fund invests in a portfolio of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and repurchase agreements relating to them.

     Dreyfus Global Investing Fund, Inc. -- is an open-end, nondiversified mutual fund whose goal is capital growth. The fund invests primarily in publicly traded common stocks of foreign and domestic issuers as well as convertible securities, preferred stocks and debt securities.

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by Witco after they have completed three consecutive years of participation in the Plan or five years of service to Witco. All former Sherex participants are immediately vested in contributions made by Witco. Participants who have been terminated for reasons beyond their own control become fully vested in Witco's contributions upon their termination. Non-vested contributions by Witco which have been forfeited by participants are applied to reduce future contributions by Witco. Terminated participants whose account balance is at least $3,500 may elect to defer receipt of such amounts until the required distribution date.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by Witco and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

               Witco Corporation Employee Retirement Savings Plan

2. Description of the Plan (continued)

Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

The Plan was amended in 1994 to allow for a loan provision. Employees may borrow up to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% above prime. Loan repayments are made automatically through payroll deductions.

Witco, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. In addition, Witco may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.

3. Income Tax Status

The Internal Revenue Service ruled that the Plan qualifies under Section 401(k) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Management Committee of Witco Corporation is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

               Witco Corporation Employee Retirement Savings Plan

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                                       December 31
                                                                                                 1995               1994
                                                                                             ------------        ----------

Witco Common Stock Fund*                                                                      $12,938,708       $10,238,042

Blended Income Fund:
   Managed Income Portfolio Fund II                                                            56,964,316              --
   Fidelity IPL                                                                                      --          38,230,612
   Fidelity Short Term Investment Fund                                                          1,872,423         1,451,997
   Northwestern National Life GIC #GA-21661-5 at 9.05% through
     March 31, 1995                                                                                  --           1,415,100
   Northwestern National Life GIC #GA-21646-1 at 8.95% through
     July 31, 1995                                                                                   --           2,575,484
   Confederation GIC #62545 at 8.42% through July 31, 1996                                      1,002,480         1,035,068
   Protective Life GIC #GA582 at 8.6% through October 2, 1996                                   1,020,927         1,531,419
   Penn Mutual GIC #GIC-91178 at 8.44% through October 2, 1996                                    959,171         1,324,877
   Ohio National Life GIC #GA5359 at 8.47% through January 7, 1997                              1,430,087         1,318,416
   Ohio National Life GIC #GA5481 at 6.36% through April 30, 1997                                 617,452           580,530
   Ohio National Life GIC #GA5482 at 6.36% through July 30, 1997                                  617,452           580,530
   Reliance Insurance Fund Reliance Standard Life GIC #270745 at
     8.95% through July 31, 1995                                                                     --           1,554,877
                                                                                              -----------       -----------
                                                                                               64,484,308        51,598,910
Group Annuity Contract:  New York Life Insurance Co.
   Contract #06022 at 8.83% through January 3, 1995                                                  --          17,143,437
Fidelity Magellan Fund                                                                         22,752,970        13,068,605
Fidelity Asset Manager Fund                                                                    12,354,038        10,655,972
Fidelity Equity Income Fund                                                                     8,811,794              --

*Party-in-interest investment

5. Other

In January 1996, the Plan distributed approximately $1,900,000 to participants who withdrew funds or terminated from the Plan at December 31, 1995.

                                  Supplemental

                                   Schedules

               Witco Corporation Employee Retirement Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                                                                                  Shares,
                                                                                  Units Or
                                                                                 Principal                              Current
                               Description                                         Amount             Cost               Value
- ----------------------------------------------------------------------------------------------------------------------------------
Witco Common Stock Fund*                                                          1,310,913       $11,119,725        $12,938,708

Blended Income Fund:
   Managed Income Portfolio Fund II                                              56,964,316        56,964,316         56,964,316
   Fidelity Short Term Investment Fund                                            1,872,423         1,872,423          1,872,423
   Confederation GIC #62545 at 8.42% through
      July 31, 1996                                                               1,002,480         1,002,480          1,002,480
   Protective Life GIC #GA582 at 8.6% through
      October 2, 1996                                                             1,020,927         1,020,927          1,020,927
   Penn Mutual GIC #GIC-91178 at 8.44% through
      October 2, 1996                                                               959,171           959,171            959,171
   Ohio National Life GIC #GA5359 at 8.47% through
      January 7, 1997                                                             1,430,087         1,430,087          1,430,087
   Ohio National Life GIC #GA5481 at 6.36% through
      April 30, 1997                                                                617,452           617,452            617,452
   Ohio National Life GIC #GA5482 at 6.36% through
      July 30, 1997                                                                 617,452           617,452            617,452
                                                                                 ----------       -----------        -----------
                                                                                 64,484,308        64,484,308         64,484,308

Fidelity Magellan Fund                                                              264,631        19,942,764         22,752,970
Fidelity Asset Manager Fund                                                         779,435        11,647,115         12,354,038
Fidelity International Growth and Income Fund                                       297,252         5,195,929          5,335,672
Fidelity Equity Income Fund                                                         232,317         7,892,440          8,811,794
Fidelity Asset Manager: Growth Fund                                                 254,170         3,506,253          3,855,765
Fidelity Growth Company Fund                                                        167,577         5,295,576          6,081,371
Fidelity Asset Manager: Income Fund                                                 156,888         1,710,552          1,819,903
Fidelity Institutional Short-Intermediate Government Fund                           707,879         6,768,719          6,816,871


*Party-in-interest investment

               Witco Corporation Employee Retirement Savings Plan

                       Schedule Of Reportable Transactions

                          Year Ended December 31, 1995



Transactions or series of transactions during the year ended December 31, 1995, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. A series of transactions may include single transactions that are in excess of 5% of the current value of Plan assets reportable per Department of Labor regulations. There were no category (ii) or (iv) reportable transactions during 1995.

                                                           Number     Aggregate     Number       Aggregate
                                                            of        Value of        of          Value of      Cost of
                                           Description    Purchase   Purchases/      Sales         Sales/        Sales/       Gain
      Identity of Party Involved            of Asset    Transactions  Deposits*  Transactions   Withdrawals*   Withdrawals   (Loss)
- ---------------------------------------    -----------  ------------ ----------- ------------   ------------   -----------   ------
Category (i)--Individual transaction
in excess of 5% of plan assets:

Blended Income Fund                         GIC Fund         1       $17,099,471   $   --       $      --      $      --     $   --


Fidelity Short-Intermediate
Government Fund                             Mutual Fund     --              --          1         6,581,266      6,581,266       --

New York Life Fund                          Mutual Fund     --              --          1        17,099,471     17,099,471       --

Fidelity Institutional
Short-Intermediate
Government Fund                             Mutual Fund      1        $6,581,266       --              --             --         --



*Current value at date of transaction.

               Witco Corporation Employee Retirement Savings Plan

                       Schedule Of Reportable Transactions

                          Year Ended December 31, 1995



Transactions or series of transactions during the year ended December 31, 1995, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. A series of transactions may include single transactions that are in excess of 5% of the current value of Plan assets reportable per Department of Labor regulations.



                                                          Number     Aggregate     Number      Aggregate
                                                           of        Value of        of         Value of     Cost of
                                          Description    Purchase   Purchases/      Sales        Sales/       Sales/       Gain
      Identity of Party Involved           of Asset    Transactions  Deposits*  Transactions  Withdrawals   Withdrawals   (Loss)
- ---------------------------------------   -----------  ------------ ----------- ------------  ------------  -----------   ------
Category (iii)--Series of transactions
in excess of 5% of plan assets:

Blended Income Fund                        GIC Fund       531       $81,687,213     773       $85,945,252    $85,945,252  $    --

Witco Common Stock Fund                    Stock Fund     247         4,403,809     232         4,165,045      3,526,898    638,147

Fidelity Magellan Fund                     Mutual Fund    245        10,073,335     225         4,222,027      3,781,896    440,131

Fidelity Short-Intermediate
Government Fund                            Mutual Fund    175         1,725,236     162         7,890,328      7,991,735   (101,407)

Fidelity Institutional
Short-Intermediate
Government Fund                            Mutual Fund     51         7,067,794      47           299,894        299,075        819



* Current value at date of transaction.